April 25, 2017

VIA EDGAR

James E. O’Connor, Senior Counsel – Disclosure Review Office

Sheila Stout, Staff Accountant
Division of Investment Management
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549

Re:	Monroe Capital Corporation Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-216665)

On behalf of Monroe Capital Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the above-captioned Registration Statement to as soon as is practicable, but in any event no later than 5:00 p.m. Eastern Time on Thursday, April 27, 2017.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (312) 523-2363 or our counsel, Jonathan H. Talcott at Nelson Mullins Riley & Scarborough LLP at (202) 712-2806.

Sincerely,

MONROE CAPITAL CORPORATION

By:	/s/ Aaron D. Peck
Name: Title:	Aaron D. Peck Chief Financial Officer

311 South Wacker Drive, Suite 6400, Chicago, IL 60606 • Tel: 312.258.8300• Fax: 312.258.8350